Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

5 December 2007

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact the undersigned at +61 3 9868 2112.

Yours truly,

Michael Scott
General Manager Secretariat and Shareholder Relations

Enc.

Tabcorp Investor Presentation

2006/07 Full Year Expense Analysis

December 2007

Tabcorp
the bigger better game

Summary

- In 2007, Tabcorp's expenses grew by 9.1%, reversing a record of cost containment
- Underlying expense growth for TAH is in the range of 2.5% to 4.0%
- 2008 expense growth will be contained within CPI
- Any further 'catch-up' expenses in 2008 (eg IT capability and full year impact of TVN settlement) will be absorbed by the business

2007 expense growth driven by technology, settlements and surprises

Expense growth 9.1%



9.1%
1.5%
-0.3%2
2004/05
2005/06
2006/07

2007 expense growth $84m

		$m	$m	%pcp
Casinos	Labour (including EBA)	11		
	One-offs[1]	8		
	Technology	7		
	Cost of Sales (food & beverage)	8		
	Advertising & promotions	2		
	Other	6	42	+7.1%
Wagering	Broadcast rights/Vision fees	16		
	Technology (including capex/opex mix change)	14		
	Contractors/Consultants	5		
	Tab Integration - systems migration	4		
	Communications	2		
	Other	3	44	+17.7%
Gaming	Labour	3		
	Other	3	6	+8.5%
Other	Including International	(8)	(8)	(49.3)%
		84	84	+9.1%

1 Includes legal costs $4m, write-off of capitalised costs for discontinued loyalty project $3m and payment for Star City retail lease termination $1m
2 2004/05 expense growth is pro-forma estimate following Jupiters merger in November 03 and Tab acquisition in August 04

Top five categories account for 85% of expenses

Category	2007	2006	Change $m	Change %	% of Opex	Cumulative % of OPEX
Employee costs [1]	468	454	14	3.1%	46%	46%
Tech Services & Comms - Tech Services ($98m) - Communications ($32m)	130	107	23	21.5%	13%	59%
Property & Distribution - Property ($73m) - Venue Opex ($41m)	114	106	8	7.5%	11%	71%
Advertising & Promotions [1]	79	79	-	0.0%	8%	78%
Cost of Sales - F&B	66	60	6	10.0%	7%	85%
Broadcast rights/ Racing Information services	48	32	16	49.7%	5%	90%
Corporate Costs	40	40	-	0.0%	4%	94%
Professional & contract services	13	12	1	8.3%	1%	95%
Other [2]	51	35	16	46.0%	5%	100%
Total	**1,009**	**925**	**84**	**9.1%**	**100%**	**100%**

1 Excludes Technical Services and Corporate employee costs, which are included in the functional expenses
2 Increase includes legal costs $4m, write-off of capitalised costs for discontinued loyalty project $3m and payment for Star City retail lease termination $1m, foreign exchange loss $2m

Expense drivers and containment initiatives

Cost category	FY07 $m	Drivers	Management action
Employee costs	468	• 60% of staff on EBA (+4.25% in 2008) • Growth customer activities (eg table games) • Overtime due to staff shortage (eg dealers)	• Staff retention program in Casinos • Call centre productivity • Overhead reduction in divisions
Tech Services & Comms	130	• Support and maintenance increases at CPI • Network expansion (eg Trackside, Keno NSW) • Disaster recovery and risk reduction	• Overhead reduction (completed) • IT Optimisation/outsourcing, including network consolidation (underway)
Property & Distribution (incl venue opex)	114	• Rent reviews • Transaction mix (eg share that is self service) • Gaming Victoria compliance/game conversions • NSW Retail re-development	• Property consolidation (Sydney, Melbourne) • Distribution/network consolidation • Self service growth (terminals, internet)
Advertising & Promotions	79	• Revenue and customer growth • Growth in premium Casino business ('comps') • Relaunch of wagering in NSW	• Marketing effectiveness to drive stronger link to revenue performance • Procurement program (underway)
Cost of Sales	66	• Growth of F&B offer in Casinos • Higher food prices (CPI, drought)	• Procurement program (underway)
Broadcast rights fees / Racing Information Services	48	• Full year impact of TVN deal (+$5.5m in 2008) • CPI escalation clauses	• Sky Channel expense reduction (completed)
Corporate & Business Services	40	• Company structure and Head Office culture • Volume • Process complexity	• Head Office cost reduction (completed) • Shared services process re-engineering • Procurement program (underway)
Professional & Contract Services	13	• Demand	• Procurement/panel consolidation • Demand reduction through clear expense accountability
Other	51	• Largely CPI	
Total	**1,009**		

Example: Call Centre productivity

- Call centre productivity/re-engineering program
  - Achieve step reduction in Call Centre staff costs
  - Improve customer service – focus on most pressing issues
  - Enhance staff engagement
  - Deliver meaningful channel MIS

- Key 2007 Melbourne Cup Day KPIs

Area	KPI	Improvement
Account customers	New account openings	24.6%
	# credit card deposits	41.1%
PhoneTAB call centre	Calls answered <10 seconds	12.0%
	Calls abandoned	3.2%
	Average cost per call	36.0%

Looking forward

- **2007** ➡
  - $1 billion expense base
  - 9.1% expense growth driven by
    - Technology
    - Broadcast right fees and settlements
    - One-offs
- **2008** ➡
  - FY08 expenses will be managed within inflation
  - Clear accountabilities and targets in place for all expenses
  - Further 'catch-up' expenses to be absorbed
  - No surprises
- **2009** ➡
  - Underlying expenses driven by inflation and EBA (2.5-4.25%)
  - Continuous improvement to contain expense growth
  - Additional expenses to deliver new revenue growth, eg
    - Keno expansion into NSW
    - Star City expansion

Star City

tab sportsbet

KENO

CONRAD JUPITERS

TAB

Tabaret

CONRAD TREASURY

TAB

SKY CHANNEL

Jupiters TOWNSVILLE

CLUB KENO

2KY 1017 AM

Tabcorp

the bigger better game

END